SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. ______)1

                                  CompUSA, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    209432107
                        -------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                                November 22, 1999
                        -------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
                               the following box. |X|



 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Carlos Slim Helu

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC(See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                               7       SOLE VOTING POWER
    NUMBER OF SHARES
                               8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                13,750,000 (See Items 5(b) and (d))

  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER

          WITH                 10      SHARED DISPOSITIVE POWER
                                       13,750,000 (See Items 5(b) and (d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              13,750,000 (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*   |X|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.8%

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Carlos Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                               7       SOLE VOTING POWER
    NUMBER OF SHARES
                               8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                13,750,000 (See Items 5(b) and (d))

  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER

          WITH                 10      SHARED DISPOSITIVE POWER
                                       13,750,000 (See Items 5(b) and (d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              13,750,000 (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*   |X|


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.8%

     14       TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Marco Antonio Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                               7       SOLE VOTING POWER
    NUMBER OF SHARES
                               8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                13,750,000 (See Items 5(b) and (d))

  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER

          WITH                 10      SHARED DISPOSITIVE POWER
                                       13,750,000 (See Items 5(b) and (d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              13,750,000 (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*  |X|


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.8%

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Patrick Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4
              SOURCE OF FUNDS*

              WC (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                               7       SOLE VOTING POWER
    NUMBER OF SHARES
                               8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                13,750,000 (See Items 5(b) and (d))

  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER

          WITH                 10      SHARED DISPOSITIVE POWER
                                       13,750,000 (See Items 5(b) and (d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              13,750,000 (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*  |X|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.8%

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Maria Soumaya Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                               7       SOLE VOTING POWER
    NUMBER OF SHARES
                               8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                13,750,000 (See Items 5(b) and (d))

  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER

          WITH                 10      SHARED DISPOSITIVE POWER
                                       13,750,000 (See Items 5(b) and (d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              13,750,000 (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*  |X|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.8%

     14       TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Vanessa Paola Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                               7       SOLE VOTING POWER
    NUMBER OF SHARES
                               8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                13,750,000 (See Items 5(b) and (d))

  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER

          WITH                 10      SHARED DISPOSITIVE POWER
                                       13,750,000 (See Items 5(b) and (d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              13,750,000 (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES* |X|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.8%

     14       TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Johanna Monique Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                               7       SOLE VOTING POWER
    NUMBER OF SHARES
                               8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                13,750,000 (See Items 5(b) and (d))

  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER

          WITH                 10      SHARED DISPOSITIVE POWER
                                       13,750,000 (See Items 5(b) and (d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              13,750,000 (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*   |X|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.8%

     14       TYPE OF REPORTING PERSON*

              IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Grupo Carso, S.A. de C.V.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|
                                                                          (b)|_|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           WC (See Item 3)

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico

                             7       SOLE VOTING POWER
   NUMBER OF SHARES

                             8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY               13,750,000 (See Items 5(b) and (d))

 EACH REPORTING PERSON       9       SOLE DISPOSITIVE POWER


         WITH                10      SHARED DISPOSITIVE POWER
                                     13,750,000 (See Items 5(b) and (d))

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,750,000 (See Item 5(a))

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.8%

   14      TYPE OF REPORTING PERSON*

           CO, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Grupo Sanborns, S.A. de C.V.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
                                                                          (b)|_|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico

                             7       SOLE VOTING POWER
   NUMBER OF SHARES

                             8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY               13,750,000 (See Items 5(b) and (d))

 EACH REPORTING PERSON       9       SOLE DISPOSITIVE POWER


         WITH                10      SHARED DISPOSITIVE POWER
                                     13,750,000 (See Items 5(b) and (d))

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,750,000 (See Item 5(a))

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.8%

   14      TYPE OF REPORTING PERSON*

           CO,HC



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the common shares, $.01 par value (the "Shares"), of CompUSA, Inc. (the "Company"). The address and principal executive office of the Company is: 14951 North Dallas Parkway, Dallas, TX 75240.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is filed, pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

     (1) Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit, and Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen. The members of the Slim Family, through a Mexican corporation and a Mexican trust, beneficially own 61.27% of the outstanding voting equity securities of Grupo Carso, S.A. de C.V. ("Carso"). The principal business address for each member of the Slim Family is Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Mexico, D.F., Mexico, 11000.

     (2) Carso is a corporation organized in Mexico. Carso is a holding company with interests in the tobacco, mining, metallurgical and paper industries, in the operation of restaurants and department stores and in the production of copper, copper alloys, copper cable, aluminum wires and tires. Carso owns a majority of the outstanding voting equity securities of Grupo Sanborns, S.A. de C.V. ("Grupo Sanborns"). Carso's principal business address is Insurgentes Sur 1500, Colonia Pena Pobre, Tlalpan, Mexico, D.F., Mexico, 14060.

     (3) Grupo Sanborns is a corporation organized in Mexico. Grupo Sanborns is a holding company with interests in the real estate, music and retail industries (including Sears de Mexico) and in the operation of restaurants. Grupo Sanborns' principal business address is Avenida San Fernando 649, Colonia Pena Pobre, Tlalpan, Mexico, D.F., Mexico, 14060.

     The names, addresses, occupations and citizenship of the executive officers and directors of each of Carso and Grupo Sanborns are set forth in Schedule I hereto.

     None of the Reporting Persons nor, to the best of their knowledge, any of the directors or officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate amount of funds utilized to purchase the 13,750,000 Shares described in Item 5(a) was approximately $92.24 million. All funds used to purchase the Shares were obtained from the working capital of Grupo Sanborns.

ITEM 4. PURPOSE OF TRANSACTION.

     All of the Shares beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this schedule. However, from time to time the Reporting Persons may consider and may explore the possibility of acquiring additional Shares, disposing of Shares or entering into corporate transactions involving the Company (including, but not limited to, joint ventures and/or other commercial arrangements with the Company). The Reporting Persons reserve the right to formulate plans or proposals regarding the Company or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this schedule, to the extent deemed advisable by the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons have, as of the date hereof, the following interests in the Shares of the Company:

                                               Common Shares(1)
                                               ----------------
                                          Number          % of Class
                                          ------          ----------
Carlos Slim Helu...................     13,750,000           14.8%
Carlos Slim Domit..................     13,750,000           14.8%
Marco Antonio Slim Domit...........     13,750,000           14.8%
Patrick Slim Domit.................     13,750,000           14.8%
Maria Soumaya Slim Domit...........     13,750,000           14.8%
Vanessa Paola Slim Domit...........     13,750,000           14.8%
Johanna Monique Domit..............     13,750,000           14.8%
Carso..............................     13,750,000           14.8%
Grupo Sanborns.....................     13,750,000           14.8%


(1)  Based on 92,712,054 Shares outstanding.

     All of the Shares reported in the table above as beneficially owned by the Reporting Persons are directly beneficially owned by Grupo Sanborns and may be deemed to be indirectly beneficially owned by Carso and members of the Slim Family.

     Mr. Claudio X. Gonzalez Laporte, a director of Carso and Grupo Sanborns, beneficially owns 100,000 Shares, and holds sole power to vote and dispose of such Shares. On September 14, 1999, Mr. Laporte bought 50,000 Shares at a price of $7.716 per share. On October 8, 1999, Mr. Laporte bought 25,000 Shares at $6.375 per share. On November 15, 1999, Mr. Laporte bought 25,000 Shares at $5.1516 per share. All of the Shares were purchased on the New York Stock Exchange. Each of the members of the Slim Family and Carso and Grupo Sanborns disclaims beneficial ownership of the Shares owned by Mr. Laporte.

     The total amount of funds utilized to purchase the Shares beneficially owned by Mr. Laporte was approximately $673,965.00. All funds used to purchase the Shares were obtained from Mr. Laporte's personal funds. The Shares owned by Mr. Laporte were acquired for investment purposes. The 100,000 Shares held by Mr. Laporte represent 0.1% of the outstanding shares of the Company.

     Mr. Laporte is a Mexican citizen. He is the Chairman of the Board of Kimberly Clark de Mexico. His principal business address, and the principal business address of Kimberly Clark de Mexico, is: Jose Luis LaGrange No. 103, third floor, 11560 Mexico, D.F. In the past five years, Mr. Laporte has not been convicted in a criminal proceeding nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Laporte has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Shares.

     (b) Because the Slim Family, through its ownership of a majority of the outstanding voting equity securities of Carso, may be deemed to indirectly beneficially own a majority of the outstanding voting equity securities of Grupo Sanborns, the Slim Family and Carso may be deemed to have the power to vote, or to direct the voting of, any Shares of the Company owned by Grupo Sanborns. Except as otherwise disclosed herein, none of the Reporting Persons shares voting power with respect to any of the Shares.

     (c) Not applicable.

     (d) Because the Slim Family, through its ownership of a majority of the outstanding voting equity securities of Carso, may be deemed to indirectly beneficially own a majority of the outstanding voting equity securities of Grupo Sanborns, the Slim Family and Carso may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any Shares of the Company owned by Grupo Sanborns. Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of Shares owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                                  EXHIBIT INDEX


EXHIBIT NUMBER              DESCRIPTION                     PAGE NUMBER
--------------              -----------                     -----------

1                           Powers of Attorney                      18
2                           Joint Filing Agreement                  27

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


         Carlos Slim Helu

         ----------------------
                                                       By:  /S/ EDUARDO VALDES
         Carlos Slim Domit
                                                            ------------------
         ----------------------                             Eduardo Valdes
         Marco Antonio Slim Domit                           Attorney-in-Fact
                                                            November 18, 1999
         ----------------------
         Patrick Slim Domit

         ----------------------
         Maria Soumaya Slim Domit

         ----------------------
         Vanessa Paola Slim Domit

         ----------------------
         Johanna Monique Slim Domit

         ----------------------
         GRUPO CARSO, S.A. DE C.V.

         ----------------------
         By:
         Title:

         GRUPO SANBORNS, S.A. DE C.V.

         ----------------------
         By:
         Title:

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.

                            GRUPO CARSO, S.A. de C.V.

        Insurgentes Sur 1500 Col. Pena Pobre Tlalpan, Mexico, D.F., 14060

NAME AND POSITION                                               PRINCIPAL OCCUPATION
-----------------                                               --------------------

Carlos Slim Helu (Director and Honorary Chairman For Life)      Chairman of the Board of Telefonos de Mexico and
                                                                Carso Global Telecom

Carlos Slim Domit (Director and Chairman of the Board)          President of Grupo Sanborns

Fernando G. Chico Pardo (Director)                              President of Promecap

Jaime Chico Pardo (Director)                                    President of Telefonos de Mexico

Antonio Cosio Arino (Director)                                  Independent Investor

Claudio X. Gonzalez Laporte (Director)                          Chairman of the Board of Kimberly Clark de Mexico

Rafael Moises Kalach Mizrahi (Director)                         Chairman of the Board of Kaltex

Jose Kuri Harfush (Director)                                    President of Productos Dorel

Juan Antonio Perez Simon (Director)                             Vice-Chairman of Telefonos de Mexico

Bernardo Quintana Isaac (Director)                              Chairman of the Board and President of Empresas
                                                                ICA Sociedad Controladora

Agustin Santamarina Vazquez (Director)                          Managing Partner of Santamarina y Steta


                          GRUPO SANBORNS, S.A. de C.V.

       Paseo de las Palmas 736 Col. Lomas Chapultepec, Mexico, D.F., 11000

                               BOARD OF DIRECTORS

NAME AND POSITION                           POSITION, PRINCIPAL OCCUPATION
-----------------                           ------------------------------

Carlos Slim Domit                           Chairman of the Board, Chief
                                            Executive Officer of Grupo Sanborns

Carlos Slim Helu                            Director, Chairman of the Board of Telefonos de
                                            Mexico and Carso Global Telecom

Angel Eduardo Peralta Rosado                Vice-Chairman of the Board, Vice-President of
                                            Real Estate of Sanborns

Juan Antonio Perez Simon                    Director, Vice-Chairman of Telefonos de Mexico

Patrick Slim Domit                          Director, President of Industrias Nacobre

Rafael Moises Kalach Mizrahi                Director, Chairman of the Board of Kaltex

Claudio X. Gonzalez Laporte                 Director, Chairman of the Board of Kimberly Clark
                                            de Mexico

Marco A. Slim Domit                         Director, President of Grupo Financiero Inbursa
                                            and Banco Inbursa

Agustin Santamarina Vazquez                 Director, Managing Partner of Santamarina y Steta


                               EXECUTIVE OFFICERS

NAME                                          POSITION
----                                          --------
Carlos Slim Domit                             Chief Executive Officer

                                POWER OF ATTORNEY


     I, a holder of Common Shares, $.01 par value (the "Securities") of CompUSA, Inc., a corporation organized under the laws of Delaware (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.


 September 10, 1999                            /S/ CARLOS SLIM HELU
                                               --------------------
                                               Carlos Slim Helu

                                POWER OF ATTORNEY


     I, a holder of Common Shares, $.01 par value (the "Securities") of CompUSA, Inc., a corporation organized under the laws of Delaware (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /S/ CARLOS SLIM DOMIT
                                               ---------------------
 September 10, 1999                            By:    Carlos Slim Domit

                                POWER OF ATTORNEY

     I, a holder of Common Shares, $.01 par value (the "Securities") of CompUSA, Inc., a corporation organized under the laws of Delaware (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /S/ MARCO ANTONIO SLIM DOMIT
                                               ----------------------------
 September 10, 1999                            By:    Marco Antonio Slim Domit

                                POWER OF ATTORNEY


     I, a holder of Common Shares, $.01 par value (the "Securities") of CompUSA, Inc., a corporation organized under the laws of Delaware (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.


                                               /S/ PATRICK SLIM DOMIT
                                               ----------------------
 September 10, 1999                            By: Patrick Slim Domit

                                POWER OF ATTORNEY


     I, a holder of Common Shares, $.01 par value (the "Securities") of CompUSA, Inc., a corporation organized under the laws of Delaware (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /S/ MARIA SOUMAYA SLIM DOMIT
                                               ----------------------------
 September 10, 1999                            By:  Maria Soumaya Slim Domit

                                POWER OF ATTORNEY


     I, a holder of Common Shares, $.01 par value (the "Securities") of CompUSA, Inc., a corporation organized under the laws of Delaware (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /S/ VANESSA PAOLA SLIM DOMIT
                                               ----------------------------
 September 10, 1999                            By: Vanessa Paola Slim Domit

                                POWER OF ATTORNEY

     I, a holder of Common Shares, $.01 par value (the "Securities") of CompUSA, Inc., a corporation organized under the laws of Delaware (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /S/ JOHANNA MONIQUE SLIM DOMIT
                                               ------------------------------
  September 10, 1999                           By: Johanna Monique Slim Domit

                                POWER OF ATTORNEY

     I, a holder of Series L Shares, American Depositary Shares each representing 20 Series L Shares, Series A Shares, and/or American Depositary Shares each representing one Series A Share (collectively, the "Securities") of Telefonos de Mexico S.A., de C.V., a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               GRUPO CARSO, S.A. DE C.V.

                                               /S/ ALEJANDRO ESCOTO
                                               --------------------
  September 10, 1999                           By: Alejandro Escoto
                                               Title: Authorized Legal
                                                      Representative

                                POWER OF ATTORNEY

     I, a holder of Common Shares, $.01 par value (the "Securities") of CompUSA, Inc., a corporation organized under the laws of Delaware (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               GRUPO SANBORNS, S.A. DE C.V.

    September 10, 1999                         /S/ ALEJANDRO ESCOTO
                                               --------------------
                                               By: Alejandro Escoto
                                               Title: Authorized Legal
                                                      Representative

                             JOINT FILING AGREEMENT
                             ----------------------

     THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 10th day of September, 1999, by and between Mr. Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Grupo Carso, S.A. de C.V. and Grupo Sanborns, S.A. de C.V.

     The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and
Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of CompUSA, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.


                                               GRUPO CARSO, S.A. DE C.V.
         /S/ CARLOS SLIM HELU
         --------------------
         Carlos Slim Helu                      /S/ ALEJANDRO ESCOTO
                                               --------------------
                                               By:  Alejandro Escoto
                                               Title: Authorized Legal
                                                      Representative
         /S/ CARLOS SLIM DOMIT
         ---------------------
         Carlos Slim Domit

                                               GRUPO SANBORNS, S.A. DE C.V.
         /S/ MARCO ANTONIO SLIM DOMIT
         ----------------------------
         Marco Antonio Slim Domit              /S/ ALEJANDRO ESCOTO
                                               --------------------
                                               By:  Alejandro Escoto
                                               Title: Authorized Legal
                                                      Representative
         /S/ PATRICK SLIM DOMIT
         ----------------------
         Patrick Slim Domit


         /S/ MARIA SOUMAYA SLIM DOMIT
         ----------------------------
         Maria Soumaya Slim Domit


         /S/ VANESSA PAOLA SLIM DOMIT
         ----------------------------
         Vanessa Paola Slim Domit


         /S/ JOHANNA MONIQUE SLIM DOMIT
         ------------------------------
         Johanna Monique Slim Domit